UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  333-149338
 CUSIP Number:  59065A105
(Check One):
☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For period ended:	March 31, 2010

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Full Name of Registrant:	Mesa Energy Holdings, Inc.

Former Name if Applicable:	n/a

Address of Principal Executive Office:	5220 Spring Valley Road, Suite 525

City, State and Zip Code:	Dallas, TX 75254

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to unanticipated delays, the registrant was unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (the “Report”) by the prescribed date of May 17, 2010, because certain financial technical presentation matters could not be finalized within the prescribed time period without unreasonable effort or expense.  The registrant represents that the Report was actually filed within the period specified by Rule 12b-25(b)(2)(ii).

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Barrett S. DiPaolo	(212)	400-6900
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes          ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes          ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

The registrant’s financial statements for the three month period ended March 31, 2010 will change significantly from the comparable period of 2009.

The registrant generated minimal revenues of $9,817 for the three months ended March 31, 2010 compared to no revenues for the three months ended March 31, 2009.  This revenue represents revenue from the existing producing wells in the Java Field in Wyoming County, New York.

The registrant incurred operating expenses of $596,935 for the three months ended March 31, 2010, as compared to $147,682 for the three months ended March 31, 2009.  These expenses consisted of rent, exploration costs, legal and professional fees, depreciation and related expenses and administrative fees incurred in connection with the day to day operation of the registrant’s business.  The increase of $449,253 was due to an increase of approximately $250,000 in legal and professional fees in connection with the registrant’s financing efforts and a $211,000 non-cash stock option expense in the 2010 period.

Interest expense was $759,294 for the three months ended March 31, 2010, as compared to interest expense of $14,229 for the three months ended March 31, 2009, an increase of $745,065. The difference was due to additional debt and the amortization of the debt discount of $665,000 associated with debt discount arising from the initial derivative valuation for debt issuances during the current period and $35,369 of deferred financing costs for the registrant’s 2009 Private Placement.

The registrant had a noncash loss on change in derivative value of $9,024,975 for the three months ended March 31, 2010 compared with zero for the comparable period of 2009.  This loss represents the change in potential liability for issuing shares with a higher value than the conversion price upon conversion of convertible debt into common stock.  The loss on derivative value is driven primarily by the increase in the trading price of the registrant’s common stock during the three months ended March 31, 2010.

The registrant’s net loss for the three months ended March 31, 2010 was $10,369,087, comprised primarily of the noncash loss on change in derivative liability of $9,024,975.  Net loss for the three months ended March 31, 2009 was $161,336.

For additional information regarding the registrant’s results of operations for the three month periods ended March 31, 2010 and 2009, please see the Form 10-Q which has already been filed by the registrant with the Securities and Exchange Commission, and is incorporated herein by reference.

Mesa Energy Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date:	May 18, 2010	By:	/s/ Randy M. Griffin
Name: Randy M. Griffin
Title: Chief Executive Officer